UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.             Press release issued by ABB Ltd dated December 10, 2020, titled “ABB appoints Carolina Granat as Chief Human Resources Officer”.

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ZURICH, SWITZERLAND, December 10, 2020

ABB appoints Carolina Granat as Chief Human Resources Officer

ABB announced today that Carolina Granat is to succeed Sylvia Hill as Chief Human Resources Officer and member of the Executive Committee, effective January 1, 2021.

Granat currently serves as ABB’s Global Head of People Development, prior to which she was globally responsible for Human Resources at Sandvik’s Machining Solutions business area. She also served as Human Resources manager for the Nordic region at the Boston Consulting Group (BCG). Granat holds a Master’s degree in Human Resources Management from Karlstad University, Karlstad.

“Carolina brings a wealth of experience in change management, talent development, operational efficiency, recruitment, with a proven ability to lead a global HR function in a decentralized organization. She will play a key role in the transformation of ABB and its HR activities, as well as creating a diverse and passionate global team,” said CEO Björn Rosengren. “We wish Carolina success in her new role, thank Sylvia for her long-standing commitment to ABB and wish her the best in her future endeavors.”

As of January 1, 2021, the Executive Committee will comprise: Björn Rosengren, Chief Executive Officer; Timo Ihamuotila, Chief Financial Officer; Tarak Mehta, President Electrification; Peter Terwiesch, President Industrial Automation; Morten Wierod, President Motion; Sami Atiya, President Robotics & Discrete Automation; Maria Varsellona, General Counsel & Company Secretary; Theodor Swedjemark, Chief Communications Officer; and Carolina Granat, Chief Human Resources Officer.

ABB (ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 110,000 talented employees in over 100 countries. www.abb.com

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: December 11, 2020.	By:	/s/ Ann-Sofie Nordh
		Name:	Ann-Sofie Nordh
		Title:	Group Senior Vice President and Head of Investor Relations

Date: December 11, 2020.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance